FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Trastuzumab deruxtecan granted FDA Priority Review for treatment of patients with HER2-positive metastatic breast cancer

17 Oct 2019 07:00 BST

Trastuzumab deruxtecan granted FDA Priority Review for
treatment of patients with HER2-positive metastatic breast cancer

AstraZeneca and Daiichi Sankyo Company, Limited (Daiichi Sankyo) today announced that the US Food and Drug Administration (FDA) has accepted for review the Biologics License Application (BLA) for [fam-] trastuzumab deruxtecan (DS-8201) and granted Priority Review.

The Prescription Drug User Fee Act (PDUFA) date for trastuzumab deruxtecan, a HER2-targeting antibody drug conjugate (ADC) and potential new medicine for the treatment of HER2-positive metastatic breast cancer, is set for the second quarter of 2020.

José Baselga, Executive Vice President, Oncology R&D, said: "Trastuzumab deruxtecan has the potential to transform the treatment landscape for patients with HER2-positive metastatic breast cancer who have limited treatment options today. This Priority Review draws on the strength and the consistency of results seen in the Phase I and Phase II trials and is a critical step on the journey to deliver this potential new medicine to patients."

Antoine Yver, Executive Vice President and Global Head, Oncology Research and Development, Daiichi Sankyo, said: "We are pleased that the FDA has accepted the application and granted Priority Review, as we believe trastuzumab deruxtecan has the potential to redefine the treatment of patients with HER2-positive metastatic breast cancer. Following the recent regulatory submission in Japan, we look forward to working closely with regulatory authorities to bring trastuzumab deruxtecan to patients in the US and Japan as soon as possible."

Trastuzumab deruxtecan was previously granted US FDA Breakthrough Therapy Designation and Fast Track designation. The BLA is based on the combination of data from the Phase I trial published in The Lancet Oncology and the pivotal Phase II DESTINY-Breast01 trial.1 The response rate observed in DESTINY-Breast01, as assessed by an independent review committee, validated the clinical activity observed in the Phase I trial. Detailed data from DESTINY-Breast01 will be presented at the forthcoming San Antonio Breast Cancer Symposium in December.

About HER2
HER2 is a tyrosine kinase receptor growth-promoting protein found on the surface of some cancer cells that is associated with aggressive disease and poorer prognosis in breast cancer patients.2 To be considered HER2-positive, tumour cancer cells are usually tested by one of two methods: immunohistochemistry (IHC) or fluorescent in situ hybridisation (FISH). IHC test results are reported as: 0, IHC 1+, IHC 2+, or IHC 3+2.A finding of IHC 3+ and/or FISH amplification is considered positive2.

About HER2-positive breast cancer
Approximately one in five breast cancers are HER2-positive.3,4 Despite recent improvements and approvals of new medicines, there remains significant clinical needs for patients with advanced HER2-positive metastatic breast cancer.5,6 This disease remains incurable with patients eventually progressing after available treatments.5,6 Additionally, there are currently no approved HER2-targeted medicines for HER2 FISH negative, IHC 2+ or IHC 1+ tumours.

About DESTINY-Breast01
DESTINY-Breast01 is a pivotal Phase II, open-label, global, multicentre, two-part trial evaluating the safety and efficacy of trastuzumab deruxtecan in patients with HER2-positive unresectable and/or metastatic breast cancer previously treated with trastuzumab emtansine. The primary endpoint of the trial is objective response rate, as determined by independent central review. Secondary objectives include duration of response, disease control rate, clinical benefit rate, progression-free survival and overall survival. Enrolment into DESTINY-Breast01 was completed in September 2018 with 253 patients at more than 100 sites across North America, Europe, Japan and other countries in Asia.

The safety and tolerability profile of trastuzumab deruxtecan in DESTINY-Breast01 was consistent with the Phase I trial data published in The Lancet Oncology, in which the most common adverse events (≥30 percent, any grade) included nausea, decreased appetite, vomiting, alopecia, fatigue, anaemia, diarrhoea and constipation. Cases of drug-related interstitial lung disease and pneumonitis, including grade 5 events, have also been reported in the clinical development programme.

About trastuzumab deruxtecan
Trastuzumab deruxtecan (DS-8201; [fam-] trastuzumab deruxtecan in US only; trastuzumab deruxtecan in other regions of world) is the lead product in the investigational ADC Franchise of the Daiichi Sankyo Cancer Enterprise and the most advanced programme in AstraZeneca's ADC scientific platform. ADCs are targeted cancer medicines that deliver cytotoxic chemotherapy ("payload") to cancer cells via a linker attached to a monoclonal antibody that binds to a specific target expressed on cancer cells.

A comprehensive development programme is underway in North America, Europe and Asia, including five pivotal trials in HER2-expressing metastatic breast and gastric cancers, including a trial in patients with metastatic breast cancer and low levels of HER2 expression. Phase II trials are underway for HER2-expressing advanced colorectal cancer, as well as metastatic non-squamous HER2-overexpressing or HER2-mutated non-small cell lung cancer. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Regulatory submission of trastuzumab deruxtecan was recently made to Japan's Ministry of Health, Labour and Welfare (MHLW) for the treatment of patients with HER2-positive metastatic breast cancer. It also received SAKIGAKE designation for the treatment of advanced HER2-positive gastric or gastroesophageal junction cancer by Japan's MHLW.

About the collaboration between AstraZeneca and Daiichi Sankyo
In March 2019, AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise trastuzumab deruxtecan as a potential new medicine worldwide, except in Japan where Daiichi Sankyo will maintain exclusive rights. Daiichi Sankyo will be solely responsible for manufacturing and supply in Japan.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism (CVRM), and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. Tamura, K, et al. Trastuzuamb deruxtecan (DS-8201a) in patients with advanced HER2-positive breast cancer previously treated with trastuzumab emtansine: a dose-expansion, phase 1 study. Lancet Oncol. 2019;20(6):816-826.
2. American Cancer Society. Breast Cancer HER2 Status. Available at https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-her2-status.html. Accessed August 2019.
3.Tandon A, et al. HER-2/neu Oncogene Protein and Prognosis in Breast Cancer. J Clin Oncol. 1989;7(8):1120-8.
4. Sledge G, et al. Past, Present, and Future Challenges in Breast Cancer Treatment. J Clin Oncol. 2014;32(19):1979-1986.
5.de Melo Gagliato D, et al. Mechanisms of Resistance and Sensitivity to Anti-HER2 Therapies in HER2+ Breast Cancer. Oncotarget. 2016;7(39):64431-46.
6. National Comprehensive Cancer Network (NCCN). NCCN Guidelines. Breast Cancer. Available at https://nccn.org. Accessed August 2019.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 October 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary